Exhibit 99.1

Etrans co., Ltd
Email:etrans@etctrans.com
Website:www.etctrans.com
Contact: 0755-23946252

Asset Purchase Arrangement Agreement

Party A: Jiangsu Baozhe Electric Technologies, Co., Ltd (hereinafter referred to as “Party A” or “Jiangsu Baozhe”)

Unified Social Credit Code: 91320412MA1YTEQU70

Legal Representative: Ye Jian-hui

Party B: Huang Ben-lin (hereinafter referred to as “Party B”)

ID Card No.: 310113197508192915

Party C: Tianjin Jiahao Bicycle Co., Ltd. (hereinafter referred to as “Party C” or the “Subject Company “)

Unified Social Credit Code: 91120222666124691U

Legal Representative: Yi Rui-qian

(Hereinafter referred to individually as “party” and collectively as “parties”)

Whereas, Party A plans to purchase the assets of Tianjin Jiahao Bicycle Co., Ltd.

1. On March 2, 2021, the Subject Company and its shareholders Yi Rui-qian and Chen Yu-yan holding 100% of its shares in total signed the Agreement of Intent for Asset Purchase with Party A.

2. On March 9, 2021, Party B obtained the general power of attorney from the Subject Company and its shareholders Yi Rui-qian and Chen Yu-yan holding 100% of its shares in total. During the period of the power of attorney, Party B is the only legal executing party to implement the transfer of shares and assets of the Subject Company (see Attachment I, Attachment II, Attachment III and Attachment IV: the Resolution ofInterim Shareholders’ Meeting of Tianjin Jiahao Bicycle Co., Ltd., the Power of Attorney (Yi Rui-qian), the Power of Attorney (Chen Yu-yan), and the Notice on Termination of Agreement), and on March 9, the Notice on Termination of Agreement was issued to terminate the Agreement of Intent for Asset Purchase signed by Party A with Yi Rui-qian, Chen Yu-yan and Party C on March 2 and this agreement was signed separately.

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd
Email:etrans@etctrans.com
Website:www.etctrans.com
Contact: 0755-23946252

3. The Subject Company legally owns the land (hereinafter referred to as the “land”) located at No. 184, Xiangyuan Road, Cha Gu Gang Town, Wuqing District, Tianjin (Land No.: 1201140280640430000 Wuzi, Drawing No.: 4347-494-5.6.9.10), the real estate with certificate issued (“Real Estate Certificate Tianjin No. 122011320879”) and about 3,000 square meters of real estate with no certificate obtained (hereinafter referred to as the “real estate”) (see Attachment V).

4. After Party B or the entity designated by Party B purchases 100% of shares of the Subject Company, Party A shall purchase 100% of shares of the Subject Company held by Party B or the entity designated by Party B, to realize the purchase of the land, plant and other assets held by the Subject Company.

Based on the foregoing, in order to clarify the relevant rights and obligations of each party in the purchase, the parties hereby reach the following arrangements on matters related to the purchase in accordance with the provisions of the relevant laws, regulations and normative documents, so as to jointly abide by them:

Article I. Definitions

1. Unless otherwise specified in this agreement:

(1) “This Agreement” refers to the Asset Purchase Arrangement Agreement and its attachments signed by the parties, as well as any effective change to the above documents, including the supplementary agreement.

(2) The headings are for convenience of reference only and shall not affect the interpretation of this agreement.

(3) References to any laws, regulations and normative documents also include the amendments, modifications, combinations or re-enactments that may have been made or will be made from time to time.

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd
Email:etrans@etctrans.com
Website:www.etctrans.com
Contact: 0755-23946252

Article II. Purchase arrangements

1. Within 10 working days after this agreement is signed and becomes effective, Party A shall pay US$ 2.8 million to the overseas account designated by Party B (the specific payment arrangement shall be subject to Clause 1 of Article III) as an advance payment. Both parties agree as follows:

(1) Party B shall obtain the sole and exclusive power of attorney from the Subject Company and the shareholders holding 100% of the total shares of the Subject Company for the matters set forth in this agreement;

(2) Party A will arrange its staff to survey the land and real estate of the Subject Company. In this regard, Party B and the Subject Company shall give full cooperation and assistance, and authorize or appoint responsible personnel to follow up the whole process;

(3) Party B shall settle the historical creditor’s rights and debts arising in the book of the Subject Company, and have the additional business items in the Subject Company’s business scope extended, that is, adding “electric bicycle production” or “electric power assisted bicycle production” and “electric motorcycle production (road motor vehicle production) in the permitted items” in the business scope.

(4) Party B shall complete the purchase of the shares of the Subject Company no later than May 15, 2021. Where it is approved and confirmed by Party A in writing, it shall not be later than June 15, 2021.

Article III. Agreement on purchase price

1. The price for Party A to acquire 100% of the shares of the Subject Company held by Party B or its designated entity shall not be more than RMB 50 million (in words: RMB Fifty million, including all taxes and fees involved in the transfer), plus US$ 2.8 million (hereinafter referred to as the “purchase price”). EZGO TECHNOLOGIES LTD. (hereinafter referred to as EZGO), the affiliated entity designated by Party A, shall, within [15] working days from the effective date of this agreement, pay US$ 2.8 million into the overseas collection account specified by Party B. The details of the overseas collection account designated by Party B are as follows:

Account Name: Wolseley Industries Limited

Receiving Bank: Ping An Bank, H.O., Offshore Banking Department

Account No.: OSA 11014621047009

SWIFT Code: SZDBCNBS

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd
Email:etrans@etctrans.com
Website:www.etctrans.com
Contact: 0755-23946252

After Party A completes the due diligence work, Party A and Party B or their designated entities shall sign a formal agreement on the purchase of 100% shares of the Subject Company, and agree on the payment of the subsequent purchase price; and at the same time, the US$ 2.8 million prepaid by Party A’s affiliated entity shall be changed to the first payment for purchase of the shares of the Subject Company held by Party B or the entity designated by Party B.

2. After signing this agreement, where the shares of the Subject Company cannot be transferred or the Subject Company has undisclosed major creditor’s rights and debts, Party A shall have the right to unilaterally give a written notice to the other parties to terminate this agreement. Party B shall, within [5] working days after receiving the written notice from Party A, return the collected advance payment to EZGO, the affiliated entity of Party A via the approach originally used for payment. Where the payment is not returned within the deadline, the corresponding interest calculated from the actual date of payment made by the affiliated party of Party A on the basis of the paid principal shall be paid (the daily interest rate shall be 0.03%). Where any payment is overdue for more than 10 working days, 10% of the amount paid by Party A shall also be paid as the liquidated damages.

After the refunding is completed, this agreement shall automatically become invalid, and the parties will no longer continue to perform the obligations and enjoy the rights agreed in this agreement.

Article IV. Declaration, guarantee and promise

1. Party A irrevocably declares, warrants and undertakes to Party B as follows:

(1) Party A is a limited liability company legally incorporated and existing in accordance with the laws and regulations of the People’s Republic of China, and has the full right and ability to implement this purchase, and the signing and performance of this agreement will not violate any and all of the legal documents binding on it, including but not limited to the articles of association, signed contracts or agreements, etc.;

(2) Party A has obtained all the necessary consents, approvals, authorizations and permits for signing and performing this agreement. Its behavior of implementing this purchase conforms to the provisions of the relevant laws and regulations, and does not violate the provisions of Party A’s internal documents, rules or articles of association, and Party A’s authorized department has approved the investment matters set forth in this agreement and issued the relevant legal and effective documents.

(3) Party A undertakes that the payment under this agreement shall be made from the own legal funds of Party A or its affiliated entity, and the sources of funds are legal and compliant, and the sources of funds do not violate any provision of the State laws and regulations, and where Party B has any loss arising therefrom, Party A shall compensate Party B for all the economic losses arising therefrom.

2. Party B irrevocably declares, warrants and undertakes to Party A as follows:

(1) Party B has obtained the full authorization for this transaction. Where the purchase transaction fails for the reasons of Party B or the Subject Company, Party B shall compensate Party A for all economic losses arising therefrom.

(2) Party B’s relevant statements on this transaction are true and valid, and Party B has the right to sign and perform this agreement. In case of any loss of Party A arising therefrom, Party B shall compensate Party A for all economic losses.

(3) The group to which Party A belongs is a listed company, and the purchase involves a major transaction, so Party B shall unconditionally cooperate with Party A and the third party designated by Party A in the audit and evaluation work.

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd
Email:etrans@etctrans.com
Website:www.etctrans.com
Contact: 0755-23946252

3. Party C irrevocably declares, warrants and undertakes to Party A as follows:

(1) Party C is a limited liability company legally incorporated and existing in accordance with the laws and regulations of the People’s Republic of China, and has the full right and ability to accept the purchase from Party A, and the signing and performance of this agreement will not violate any and all of the legal documents binding on it, including but not limited to the articles of association, signed contracts or agreements, etc.

(2) Party C has legal and complete ownership of the land and real estate held in its name, and there are no other defects in rights that affect this transaction. Party C guarantees that it will cooperate with Party B or its designated entity to settle the company’s creditor’s rights and debts and extend its business scope in accordance with this agreement. It will coordinate and implement its entry into the industrial park. Where, for Party C’s reasons, the purchase transaction fails or Party A needs to bear the expenses for lawsuits, claims, losses, damages and compensations arising therefrom, Party C shall compensate Party A for all economic losses arising therefrom.

(3) Party C has obtained all necessary consents, approvals, authorizations and permits for signing and performing this agreement, and Party C’s behavior of accepting this purchase by Party A conforms to the provisions of the relevant laws and regulations, and does not violate the provisions of Party C’s internal documents, rules or articles of association, and Party C’s authorized department has approved the purchase matters set forth in this agreement and made a legal and effective resolution in the corresponding shareholders’ meeting.

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd
Email:etrans@etctrans.com
Website:www.etctrans.com
Contact: 0755-23946252

Article V. Default

1. Where Party A fails to complete this purchase for Party B’s reasons, it shall be deemed as Party B’s default, and Party B shall pay Party A an amount of RMB 2 million (in words: RMB Two million) as liquidated damages.

2. Where the purchase transaction fails for Party A’s reasons, it shall be deemed as Party A’s default, and Party A shall pay Party B an amount of RMB 2 million (in words: RMB Two million) as liquidated damages.

3. Where Party B and Party C fail to complete the transaction for objective reasons, Party B shall return the advance payment within the specified deadline. Where Party B fails to return the advance payment within 30 days, it shall bear the penalty interest in Clause 2 in Article III, and it shall also be deemed as default.

Article VI. Confidentiality

1. All parties guarantee that they will keep strictly confidential the relevant documents and information of all other parties known from this purchase. Any information related to this purchase (including the content and existence of the information itself) is confidential. Unless otherwise stipulated in the laws and regulations or agreed by the parties to this agreement, neither party shall disclose it to any unrelated third party.

2. Where information disclosure is required by the relevant laws and regulations, the party that must disclose the information (hereinafter referred to as the “statutory disclosing party”) shall, at a reasonable time before disclosing or submitting the information, seek the opinions of the party involved in the information disclosure (hereinafter referred to as the “disclosed party”) on the information disclosure and submission. And moreover, where requested by the disclosed party, the disclosing party shall take efforts for confidential treatment for the information disclosed or submitted as far as possible.

3. The parties hereby irrevocably confirm that: where EZGO, an affiliated company of Party A discloses this agreement for information disclosure need, Party B and Party C shall unconditionally agree and cooperate.

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd
Email:etrans@etctrans.com
Website:www.etctrans.com
Contact: 0755-23946252

Article VII. Notice and service

1. The notices, instructions or other documents sent by one party to the other party according to the requirements in this agreement can be delivered in person, or sent by (postage prepaid) registered air mail, recognized express service, telephone, SMS, fax, etc. according to the contact details provided on the signing page of this agreement.

2. The date of deemed service of the above notices, instructions or documents shall be determined as follows:

(1) A written notice or document delivered in person shall be deemed to have been effectively served on the date of delivery in person.

(2) A written notice or document sent by (postage prepaid) registered air mail shall be deemed to have been effectively served on the 7th day after the date of posting (with the postmark serving as a proof).

(3) A written notice or document sent by express service shall be deemed to have been effectively served on the 3rd day after it is delivered to a recognized express service.

(4) If a notice or document is sent by e-mail, it shall be deemed to have been effectively served when it is recorded as sent in the sender’s e-mail system.

(5) If a notice is given by telephone, SMS, fax or other instant messaging, it shall be deemed to have been effectively served if it is recorded as successfully dialed and sent in the sender’s message record.

3. The address and contact details provided by the parties to this agreement on the signing page are all valid addresses and contact details of the parties. Where any party changes its address or contact details, it shall give a notice to the other party in time in writing. Otherwise, the notices, instructions or documents sent according to the address and contact details provided on the signing page of this agreement shall still be deemed to have been effectively served in accordance with the provisions of the preceding clause.

Article VIII. Governing law and settlement of dispute

1. The performance and interpretation of this agreement shall be governed by the laws of China.

2. Any dispute arising from this agreement shall be settled by the parties to the dispute through friendly negotiations. Where no settlement can be reached through negotiations, the parties to the dispute may bring a lawsuit to the competent People’s Court in the jurisdiction where this agreement is signed.

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd
Email:etrans@etctrans.com
Website:www.etctrans.com
Contact: 0755-23946252

Article IX. Supplementary provisions

1. This agreement shall come into force from the date of signing or sealing by the parties.

2. All supplementary agreements, notices, requirements, opinions, etc. related to this agreement shall be made in writing.

3. This agreement is made in three sets, with each party holding one set, each of which shall have the same legal effect.

4. This agreement is signed in Changzhou City, Jiangsu Province.

Article X. Attachments

Attachment I: Resolution of Interim Shareholders’ Meeting (Tianjin Jiahao)

Attachment II: Power of Attorney (Yi Rui-qian)

Attachment III: Power of Attorney (Chen Yu-yan)

Attachment IV: Notice on Termination of Agreement

Attachment V: Certificate of House Property Right of Tianjin Jiahao

(There is no formal text below, and it is the signing page of the Asset Purchase Arrangement Agreement.)

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd
Email:etrans@etctrans.com
Website:www.etctrans.com
Contact: 0755-23946252

(There is no formal text on this page, and it is the signing page of the Asset Purchase Arrangement Agreement.)

Party A (Official Seal): Jiangsu Baozhe Electric Technologies, Co., Ltd.
[Official Seal]: Jiangsu Baozhe Electric Technologies, Co., Ltd.
3204126009280

Legal Representative or Authorized Representative (Signature): [Signature of Ye Jian-hui]

Contact Person: Hu Wen-bin

Contract Address: Room A209, Changzhou Research Institute, Dalian University of Technology, Science and Education City, Wujin District, Changzhou

E-mail: huwenbin@ez-go.com.cn

Mobile Phone No.: 13584391987

Date of Signing: March 12, 2021

Party B (Signature and Fingerprint): [Signature of Huang Ben-lin and Fingerprint]
Contact Address: Room 601, No. 8, Lane 277, Daxue Road, Yangpu District, Shanghai
E-mail: 17316309278@163.com
Mobile Phone No.: 17316309278
Date of Signing: March 12, 2021

Party C (Official Seal): Tianjin Jiahao Bicycle Co., Ltd.
[Official Seal]: Tianjin Jiahao Bicycle Co., Ltd.
Legal Representative or Authorized Representative (Signature):
Contact Person: Li Qing-lin [Signature of Li Qing-lin]
Contact Address: 16/F, Yuantong Building, Yangcun, Wuqing District, Tianjin
E-mail:
Mobile No.: 13512090096
Date of Signing: March 12, 2021

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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